UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Ideation, LLC

Legal status of issuer:

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 19, 2019

Physical address of issuer:
    6923 Lydia Lane
    Woodbury, MN 55125

Website of issuer:
    https://www.sightthemovie.com/.

Current number of employees:
    2

	Most recent fiscal year-end (FY 2023)	Prior fiscal year-end (FY 2022)
Total Assets	$ 10,568,451	$ 10,211,852
Cash & Cash Equivalents	$ 5,169	$ 60,238
Accounts Receivable	$ -	$ -
Short-Term Debt	$ -	$ -
Long-Term Debt	$ -	$ -
Revenue/Sales	$ -	$ -
Cost of Goods Sold	$ -	$ -
Taxes Paid	$ -	$ -
Net Income	$ (1,884,381)	$ (180,557)

ANNUAL REPORT

(EXHIBIT A TO FORM C-AR)

FOR FISCAL YEAR 2023

OF

IDEATION, LLC dba OPEN RIVER ENTERTAINMENT

About this Form C-AR

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C- AR) is being furnished by Ideation, LLC dba Open River Entertainment, a Delaware limited liability company (as used herein, "we", "us", "our", "our Company", "the Company", or "Ideation" and similar terms include Ideation, LLC dba Open River Entertainment, unless the context indicates otherwise) for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.sightthemovie.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including

electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

RIGHTS OF THE SECURITIES OF THE COMPANY
AND
RECENT OFFERINGS OF SECURITIES

The following descriptions summarize important terms of our membership. This summary reflects Ideation, LLC's (the "Company") Certificate of Formation and does not purport to be complete and is qualified in its entirety by the Certificate of Formation and its Company Agreement. For a complete description of the Company's membership, you should refer to our Certificate of Formation and its Company Agreement and applicable provisions of the Delaware Limited Liability Company law.

General

The company currently has only common membership units authorized and outstanding.

Company's Membership Units

Management and Decision-making

The Company is a Member-managed entity, wherein the Members collectively undertake the management and governance of the Company. The Members are responsible for making executive-level decisions, overseeing the Company's operations, and steering its strategic direction. This structure provides its members with all control over the company's operations and major decisions.

Capital Contributions and Distributions

Members are not obligated to make additional capital contributions beyond what is outlined in its Company Agreement. Available cash is distributed first to certain members until they have received amounts equal to their capital contributions plus a specified percentage. Subsequent distributions are made pro-rata according to membership interests.

Creation, Transfer and Assignment of Membership Interests

As a limited liability company, the Company is not required to authorize a set number of membership interests and it has the right, with the consent of the members, to issue additional membership interests and to create and issue new classes of securities. Transfers of membership interests are highly restricted. Except under specific conditions (Permitted Transfers), no member can transfer their Units without the written consent of all members. Any attempted transfer in violation of these provisions is deemed null and void.

Role and Authority of Officers

Officers are appointed by the members and may be assigned various powers and responsibilities deemed necessary. An officer's role in managing the company's daily operations, as designated by the members, may include acting as President, Chief Operating Officer, Secretary, and Treasurer. These positions are crucial for the execution of the company's strategies and operational tasks.

Recent Offerings

Offering pursuant to Section 4(a)(2) (Regulation Crowdfunding)

The Company has an active offering pursuant to Section 4(a)(2) (Regulation Crowdfunding) that commenced on April 18, 2024. In that offering, the Company successfully filled subscriptions for its Crowd Revenue Participations for the maximum offering amount of $1,235,500 within just 24 hours due to overwhelming investor interest. It's important to note that the Crowd Revenue Participations are exclusively tied to the gross receipts from the Film's theatrical release and do not entail a security interest in any other assets of the Company.

The Company anticipates conducting a closing of the subscriptions to these Crowd Revenue Participations on May 9, 2024. Should any investments be canceled or not accepted prior to closing, the Company has received oversubscription of $123,500 and will accept oversubscriptions on a first-come, first-served basis. Thus, the Company anticipates that it will close on the maximum amount of $1,235,000.

Content Distribution Agreement with Angel Studios, Inc.

On January 19, 2024, our Company entered into a partnership with Angel Studios, Inc. ("Angel") through a Content Distribution Agreement for our Film. This agreement authorizes Angel to fully manage the Film's distribution, including its theatrical release, under a granted license. Angel assumes responsibility for the management and application of all P&A costs—specifically including the deployment of funds garnered through the Company's Regulation Crowdfunding offering. Furthermore, Angel is entrusted with the collection of all revenues generated from the Film's distribution. The Gross Receipts, from which our Crowd Revenue Participation investors are to be compensated, will be collected by Angel. Angel will pay be responsible to pay the Crowd Revenue Participations on behalf of the Company out of the Gross Receipts as first money out before any other obligations are paid.

Use of Funds

The funds received from the Company's Regulation Crowdfunding offering will be used to help fund the Prints and Advertising ("P&A") costs associated with the theatrical distribution of "Sight" (the "Film"). P&A is an industry term for "print and advertising" and generally refers to the money spent to release and market a feature film. P&A generally applies when a theatrical motion picture is completed or is in the advanced stages of completion.

Except for the payment of portal intermediary fees and escrow and processing fees, the Company anticipates that the net proceeds from the Company's Regulation Crowdfunding offering will be allocated entirely to Angel for the purpose of financing the P&A costs associated with the distribution of the Film. The funds will be used to cover a range of distribution activities designed to maximize the film's exposure and revenue potential, including but not limited to, marketing, promotional efforts, and the broad release of the film in theaters across the United States. It is important to note that once the proceeds are received to Angel, the specific allocation of funds for these activities will be managed by Angel, and the Company will not retain oversight or control over the individual expenditures. The anticipated use of funds by Angel is outlined below and aligns with our strategic goal to effectively reach and engage audiences, driving the commercial success of the Film to increase Gross Receipts and enable the Company to pay the Crowd Revenue Participations.

Rights

The following is a summary of the terms of the Crowd Revenue Participations, is not intended to be a complete description of the terms of the Crowd Revenue Participations, and is qualified in its entirety by the Revenue Participation Agreement, which is attached as an Exhibit to its Form C:

- The Crowd Revenue Participations are an obligation, of the Company, to pay on a first priority basis, all of the Gross Receipts from the theatrical release of the Film to the holders of the Revenue Participations, until such a point that the holders of the Crowd Revenue Participations have received the maximum return of one hundred and twenty percent (120%) of the purchase price of their Crowd Revenue Participations.

- Holders of the Crowd Revenue Participations will not be entitled to receive payments from any other sources of revenue that may be generated by the Film.

- If Gross Receipts from the theatrical release of the Film are less than $1,235,000 your investment in the Crowd Revenue Participations will be subject to a loss of principal.

- If the Gross Receipts from the theatrical release of the Film are greater than $1,235,000, but less than one million four hundred eighty-two thousand dollars ($1,482,000), you will not receive the full return contemplated in the Company's Regulation Crowdfunding offering.

- The Crowd Revenue Participations are not secured by a security interest in any assets of the Company and will only be paid from the Gross Receipts.

- The Crowd Revenue Participations are only entitled to payment from the Gross Receipts earned from the theatrical release of the Film and will be paid as first money out to the holders to the Crowd Revenue Participations.

- In the event of a dissolution and liquidation of the Company, holders of the Crowd Revenue Participations will be entitled to a first preference in distribution from Gross Receipts earned from the theatrical release of the Film. Holders of the Crowd Revenue Participations will not be entitled to receive a distribution from any other liquidation proceeds.

- Payments to holders of the Crowd Revenue Participations will be paid pro-rata among the holders of the Crowd Revenue Participations, without preference or priority of any kind.

- The holder of the Crowd Revenue Participations will not be entitled to vote on any matters submitted to a vote of the stockholders.

The Crowd Revenue Participations are not membership units and are not entitled to any distributions made to equity holders of the Company, if any. Holders of Crowd Revenue Participations will not have rights to any information or accounting of the affairs of the Company. Holders of Crowd Revenue Participations will not have rights to inspect the books or records of the Company. Holders of Crowd Revenue Participations will not have voting rights. Holders of Crowd Revenue Participations will not have rights of a Member under the Delaware law, as amended from time to time, or the Company Agreement. The investors in the Company's Regulation Crowdfunding offering, as holders of only unsecured Crowd Revenue Participations, cannot, individually or as a group, remove the principal security holders or otherwise have control over the business of the Company. The rights of holders of the Crowd Revenue Participations, will generally be senior to those of members of the Company in the event of dissolution.

The Crowd Revenue Participations will be entitled to receive up to one hundred and twenty percent (120%) of the price paid, for the Revenue Participations, from the Gross Receipts of the theatrical release of the Film. Crowd Revenue Participations shall have first priority on the Gross Receipts and shall be paid in full before any other claims against the Gross Receipts are paid. If Gross Receipts from the theatrical release of the Film are less than $1,235,000 Crowd Revenue Participations will be subject to a loss of principal.

If the Gross Receipts do not exceed the total amount invested in the Company's Regulation Crowdfunding offering plus twenty percent (20%), three hundred thousand dollars ($300,000) if the Target Offering Amount is sold, and one million four hundred eighty-two thousand dollars ($1,482,000) if the Maximum Offering Amount is sold, the holders of the Crowd Revenue Participations will be paid one hundred percent of the Gross Receipts on a pro-rata basis without preference or priority of any kind. In no instance will any holder of a Crowd Participation Right be paid more than one hundred and twenty percent of the purchased value of their Crowd Revenue Participations.

The Crowd Revenue Participations will generally not be transferable. Each investor must enter into a Revenue Participation Agreement with the Company, which will govern all purchases of the Crowd Revenue Participations the investor makes through the Company's Regulation Crowdfunding offering.

The value of the Crowd Revenue Participations is based on the original principal amount of the Crowd Revenue Participations, and no other valuation methodology. Each Crowd Revenue Participation will be entitled to receive (a) an amount equal to the investor's original principal amount of the Crowd Revenue Participation, plus (b) a "preferred return" in an amount equal to 20% of the investor's original principal amount of the Crowd Revenue Participation. The Crowd Revenue Participation does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria.

In accordance with the Revenue Participation Agreement, the amendment and the modification of the rights and obligations of the Company and the rights of the holders under the Revenue Participation Agreement and the Crowd Revenue Participations may be made only with the consent of the holders of at least a majority of the aggregate principal of the Crowd Revenue Participations at the time outstanding.

Transfer Restrictions

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued unless such securities are transferred:

(1) To the Issuer;

(2) To an accredited investor*;

(3) As part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance**.

*The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

**The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in- law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

<h1 style="text-align:center">DESCRIPTION OF OUR BUSINESS</h1>

Business Overview

Ideation LLC is a film production company dedicated to developing and producing high-quality feature films that resonate with audiences globally. With a focus on inspirational, faith-friendly, and family-oriented narratives, we aim to fill a niche in the entertainment industry that is currently underserved. Our business is built on the foundation of creativity, innovation, and a deep understanding of the dynamics of film production and distribution. Founded in 2019 by Ming Wang and David Fischer, Ideation LLC has rapidly established itself as a key player in the film industry. Our approach is comprehensive, covering every aspect of film production from development to film financing, pre-production to principal photography to post-production and distribution.

Operations

The Company's current operations are centered around the cinematic project "Sight", a film based on a true life story, crafted to resonate with audiences through its compelling narrative and visual storytelling. The Company completed production of the Film through its wholly owned subsidiary, Sight, LLC, a Minnesota limited liability company. With "Sight" now moving from production to distribution, Ideation is poised to launch a robust marketing campaign to ensure the film's success upon release. "Sight" explores themes of faith, resilience, and the human spirit through a narrative that is thought-provoking. The film is anticipated to connect with audiences seeking hope and inspiration in their cinematic experience.

Director of Sight

For our latest project, 'Sight', we were privileged to have Andrew Hyatt at the helm as the director. Andrew, an award-winning writer and director, is renowned for his ability to craft compelling narratives that engage and inspire audiences worldwide. His portfolio includes the historical drama Paul, Apostle of Christ (2018). His recent project, The Blind, showcased the untold story of the Robertson family before their fame in 'Duck Dynasty'. Released in 2023, the film became his strongest theatrical release yet. Andrew's pioneering work in the "sacred art house" genre has set new benchmarks in filmmaking, reflecting his deep commitment to storytelling that honors both historical and personal truths. His accolades, including a Lifetime Achievement Award from the National Catholic Museum of Art and multiple nominations for his films, underscore his significant contributions to the film industry.

Andrew's personal connection to the story of 'Sight', inspired by Dr. Wang's true-life events, is deeply rooted in his family history, adding a layer of authenticity and passion to his directorial approach. His ability to resonate with universal themes of hope and endurance makes him an invaluable part of our operations, ensuring that 'Sight' is not just seen but felt.

By integrating top-tier directorial talent like Andrew Hyatt into our operations, we continue to establish ourselves as a leader in the production of meaningful and successful films. This strategic choice underscores our commitment to not only maintain high production standards but also to inspire and impact our audiences through powerful storytelling.

Theatrical Distribution

The Company entered into a Content Distribution Agreement with Angel for the distribution of its feature film, "Sight". The Distribution Agreement provides obligations of each party in the distribution of the Film and specifically provides for the priority repayment of investors in the Company's Regulation Crowdfunding offering prior to other revenue distributions.

Pursuant to the Distribution Agreement, we anticipate that Sight will be released theatrically on May 24, 2024 through Angel, the studio behind The Chosen and Sound of Freedom. While there is no guarantee of success, we believe that after the success of these projects in the box office—particularly the worldwide theatrical success of Sound of Freedom—the Film will find solid placement in theaters across the country and in foreign territories. Through prints and advertising ("P&A") spending, Angel will use their publicity machines, media relationships, and targeted social media ads to further drive interest in the film.

As part of our distribution plan, we will also be utilizing Angel's aggregator and relationships with other studios and retail outlets to achieve placement in streaming, VOD, and physical sales, as well as merchandising opportunities. Our intent is to not only utilize traditional channels and methods, but also to explore new opportunities with a disruptor in the movie and television space like Angel.

Marketing and Advertising

We utilize a broad mix of marketing and public relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote the Film. We will also rely extensively on word-of-mouth advertising, and on the marketing services of Angel , which offers Internet-based and multi-media promotional and marketing services, including the design, implementation, and execution of promotional and Web-based advertising campaigns.

Intellectual Property

The Company holds a registered copyright with the Registration Number Pau 4-003-525 for the screenplay of "Sight". This copyright is a critical component of Ideation LLC's intellectual property portfolio, reflecting our commitment to safeguarding our creative output. We enforce rigorous measures to ensure that all intellectual property developed by employees or contractors, relevant to their assignments for the Company, is unequivocally assigned to the Company. Despite the focused effort to secure our proprietary content, challenges in intellectual property protection remain, especially in the expansive domain of film production. However, the explicit ownership of "Sight's" copyright showcases our proactive stance on intellectual property rights, underlining our dedication to preserving the unique value we bring to the film industry.

Employees

As of the date of this Form C-AR, we employ 2 persons. None of our employees are covered by a collective bargaining agreement.

Competition

In the film production sector, we're up against a broad spectrum of competitors, ranging from high-budget productions by major studios like Warner Bros and Universal Pictures to influential independent filmmakers like A24 and Lionsgate. These entities command significant market share through their established distribution channels, extensive marketing budgets, and strong brand recognition.

We also contend with digital streaming giants, such as Netflix, Amazon Prime Video, and Disney+, which have ventured into original content production, significantly increasing the competitive pressure. These platforms not only serve as potential distributors but also as rivals in the content creation arena, often securing exclusive distribution rights to high-profile projects.

In addition to these direct competitors, we face indirect competition from alternative entertainment forms, including video gaming companies and streaming services, which vie for the same leisure time of our target audience.

Our approach to standing out in this crowded field involves focusing on niche storytelling that resonates with specific audience segments underserved by the mainstream. By partnering with distributors known for innovative outreach, such as Angel, we aim to bridge the gap between our unique content and our audience, leveraging the distributor's strengths to navigate the competitive landscape effectively.

Legal Proceedings

As of the date of Form-C-AR we do not anticipate, nor have been a party to, any legal proceedings material to our business or financial condition.

Governmental/Regulatory Approval and Compliance

We are not subject to any governmental/regulatory approval or compliance.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

General Risks of an Investment in our Crowd Revenue Participations

We have a limited operating history.

We are an early-stage company and our ability to generate sufficient cash flows is unproven. We began operations in 2019. Because we have a limited operating history, we are unable to provide investors with significant data upon which to evaluate fully our prospects and an investment in our securities. Our ability to succeed and generate operating profits and positive operating cash flow will depend on our ability, among other things, to:

- Develop and execute our business model;

- Attract and maintain an adequate customer base;

- Raise additional capital as contemplated in this offering, if necessary, in the future;

- Protect ourselves against pending and potential lawsuits threatening our ability to provide our services; and

- Attract and retain qualified personnel.

We cannot be certain that our business strategy will be successful because this strategy is still relatively new and even if successful, we may face difficulty in managing our growth. As an early-stage company, we will be particularly susceptible to the risks and uncertainties described in these risk factors.

We are new and face all the risks of an early-stage company.

We may encounter challenges and difficulties frequently experienced by early-stage companies; including:

- A lack of operating experience;

- Increasing net losses and negative cash flows;

- Insufficient revenue or cash flow to be self-sustaining;

- An unproven business model;

- Difficulties in managing rapid growth.

An investment in our Crowd Revenue Participations is a speculative investment, therefore no assurance can be given that you will realize your investment objectives.

No assurance can be given that investors will realize a return on their investments in us or that they will not lose their entire investment in our Crowd Revenue Participations. There is a risk that we will not be able to continue to successfully implement our business plan, which could have an adverse effect on our ability to generate revenue and in turn, provide a return to investors. Each prospective investor of our Crowd Revenue Participations should carefully read Form-C-AR. **ALL SUCH PERSONS OR ENTITIES SHOULD CONSULT WITH THEIR ATTORNEY OR FINANCIAL ADVISOR PRIOR TO MAKING AN INVESTMENT.**

The Company's assumptions concerning future operations may not be realized.

The Company's goal with the funds generated from this offering is to distribute the Film using the budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control.

Furthermore, as a faith-based film, the potential market may be smaller than your average blockbuster.

While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as methods of distribution later negotiated, audience interest, general economic outlook, etc.

We have a history of net losses and there are no guarantees that we will be able to obtain profitability.

We have recorded a net loss in all prior reporting periods. If our ability to generate positive net income remains inconsistent in the future, our ability to pay payments under the Crowd Revenue Participations will be materially and adversely affected.

Management will have broad discretion as to the use of the proceeds from the offering.

Investors will be relying on the judgment of the Company's management as to the use of the net proceeds from the offering for the purpose of marketing, advertising and distributing the Film.

Risks Related to our Business

The popularity of theatrical releases are difficult to predict and can change rapidly, leading to significant fluctuations in our revenues. A low public acceptance rate of our content may adversely affect our results of operations.

The production and distribution of feature films are inherently risky businesses, largely because the revenues derived from the sale or licensing of such content depend primarily on widespread public acceptance, which is difficult to predict. In addition, we must invest substantial amounts in the marketing of the Film before we learn whether the Film will reach anticipated levels of popularity and financial return with viewers.

The popularity of the Film will ultimately depend on many factors, only some of which are within our control. Examples include the quality and public acceptance of competing content available or released at or near the same time, the availability of alternative forms of leisure and entertainment activities, and our ability to maintain or develop strong brand awareness and target key audience demographics. If we are not able to create and distribute content that is popular with consumers and affiliates, our revenues may decline or fail to grow to the extent we anticipate when making investment decisions.

The Company's success depends on the successful distribution of a single film as it relates to the current offering and the Company is unable to diversify its investment to reduce its risk of failure.

The Company will produce and distribute only the Film for purposes of this Offering. No assurance can be given that the Company's management team will be able to successfully make arrangements for the distribution of the Film. Because the Company will have only one asset (the Film), the Company is more vulnerable to unanticipated occurrences than a more diversified business. The completion and distribution of the Film is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing films. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other films and/or shows, motion pictures and other leisure activities; print and advertising (P&A) costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully distribute or realize any revenue from the Film. Failure to distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Additionally, the Company's lack of diversification may make it vulnerable to oversupplies in the market. Most of the major U.S. production studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, which can provide means of distributing their products. The number of productions released by the Company's competitors, particularly the major U.S. production studios, in any given period may create an oversupply of product in the market and may make it difficult for the Company to succeed.

Changes in competitive offerings for entertainment video, including the potential rapid adoption of piracy-based video offerings, could adversely impact our business.

The market for entertainment video is intensely competitive and subject to rapid change. Through new and existing distribution channels, consumers have increasing options to access entertainment video. The various economic models underlying these channels include subscription, transactional, ad-supported, and piracy-based services. All have the potential to capture meaningful segments of the entertainment video market in the future. Piracy, in particular, threatens to damage our business, as its fundamental proposition to consumers is so compelling and difficult to compete against: virtually all content for free. Furthermore, in light of the compelling consumer proposition, piracy services are subject to rapid global growth. Traditional providers of entertainment video, including broadcasters and cable network operators, as well as Internet based e-commerce entertainment video providers, are increasing their Internet-based video offerings. Several of these competitors have long operating histories, large customer bases, strong brand recognition and significant financial, marketing, and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, and devote more resources to product development, technology, infrastructure, content acquisitions, and marketing. New competitors may enter the market or existing providers may adjust their services with unique offerings or approaches to providing entertainment video. Companies also may enter into business combinations or alliances that strengthen their competitive positions. If we are unable to successfully, or profitably, compete with current and new competitors, our business will be adversely affected, and we may not be able to increase or maintain market share, revenues, or profitability.

If we fail to maintain or, in new markets establish, a positive reputation with customers concerning our service, including the content we offer and the way in which we allow the customer to help us choose the content that is ultimately added to the service, we may not be able to attract or retain customers, and our operating results may be adversely affected.

We believe that a positive reputation is important to attract and retain customers who have a number of choices for obtaining entertainment video. To the extent our content is perceived as low quality, or our failure to sufficiently differentiate our content offerings from our competitors, our ability to establish and maintain a positive reputation may be adversely impacted. Furthermore, to the extent our marketing, customer service and public relations efforts are not effective or create a negative consumer reaction, our ability to establish and maintain a positive reputation may be adversely impacted. As we expand into new markets, we need to establish our reputation with new customers. To the extent we are unsuccessful in creating positive impressions, our business in new markets may be adversely impacted.

Changes in how we market our service could adversely affect our marketing expenses and our customer base may be adversely affected.

We intend to utilize a broad mix of marketing and public-relations programs, including social media sites such as Facebook, YouTube and Twitter, to promote our Film to potential customers. We may limit or discontinue the use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that customers or potential customers deem certain marketing practices intrusive or damaging to our brand. If the available marketing channels are curtailed, our ability to attract new customers may be adversely affected.

If companies that promote our service determine that we negatively impact their businesses, decide to compete more directly with our business, enter a similar business, or choose to exclusively support our competitors, we may no longer have access to certain marketing channels. If we are unable to maintain or replace our sources of customers with similarly effective sources, or if the cost of our existing sources increases, our customer base and marketing expenses may be adversely affected.

The Film may not succeed if it receives unfavorable reviews.

The financial success of a film, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Film. To the extent that the Film receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

Technological advances may reduce demand for films and televisions.

The entertainment industry in general, and the motion picture and television industry in particular, are continuing to undergo significant changes, primarily due to technological developments. Because of this rapid growth of technology, shifting consumer tastes and the popularity and availability of other forms of entertainment, it is impossible to predict the overall effect these factors will have on the potential revenue from and profitability of a film.

The Company's actual operating results may differ from its initial estimates.

The Company's operating results depend in large measure on public tastes, P&A, and other promotional success. The Company expects to generate its future revenues from the distribution and exploitation of the Film and the rights therein. The Company's future revenues will depend on getting the Film into distribution, upon the timing and the level of market acceptance of the Film, as well as upon the ultimate cost to distribute and promote it. The revenues derived from the distribution of the Film depend primarily on its acceptance by the public, which cannot be predicted and does not necessarily bear a direct correlation to the production costs incurred. The commercial success of the Film will also depend upon terms and conditions of its distribution, promotion, P&A, marketing and certain other factors. Accordingly, the Company's revenues are, and will continue to be, extremely difficult to forecast.

There is no guarantee revenues will remain consistent over time.

It is likely that revenues generated from the Film will not remain consistent over time. Even if the Company is successful in marketing and distributing the Film, revenues generated upon initial release will likely decrease over time as new products and shows are released into the marketplace.

The Film will be subject to the risks associated with the P&A and distribution of a film.

P&A and distribution costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

Force Majeure Events can materially impact our business.

There are certain events, including but not limited to, (i) acts of God, floods, droughts, earthquakes, or other natural disasters, (ii) epidemics or pandemics (such as COVID 19), (iii) terrorist attacks, civil war, civil commotion or riots, war, threats of or preparation for war, armed conflict, imposition of sanctions, embargoes,

(iv) interruption or failure of utility services, and so on ("Force Majeure Events"), that can have an impact on our business operations, supply chains, travel, commodity prices, consumer confidence and business forecasts. For example, it could complicate our ability to promote, advertise and distribute the Film. Implementing health and safety protocols and measures during this period of time could add significant costs to our estimated budgets and delay the release of the same. There may be other effects stemming from Force Majeure Events that are deleterious to our Company which we have not yet considered.

The Company intends to distribute the Film on Angel Studios, Inc.'s Platform

The Company has a distribution agreement to distribute the Film through Angel's streaming platform. Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the marketing, promotion, advertising and distribution of the Film and cause delays, all of which may increase our costs and decrease the likelihood of being able to distribute the Film to the largest audience possible, which would have an adverse effect on the Company's business and prospects.

Most of our competitors, which include large and small studios and production companies, have significantly greater financial and marketing resources, as well as experience, than do we.

We are a very small and unproven entity as compared to our competitors. We will compete with film studios, both large and small, production companies, independent producers and agencies. Most of the major U.S. studios are part of large diversified corporate groups with a variety of other operations, including television networks and cable channels, that can provide both the means of distributing their products and stable sources of earnings that may allow them better to offset fluctuations in the financial performance of their operations. The major studios have more resources with which to compete for ideas, storylines and scripts. This may have a material adverse effect on our business, results of operations and financial condition. In addition, established smaller studios, production companies and agencies may have significantly greater financial and marketing resources than do we. Many have sophisticated websites and the ability to advertise in a wide variety of media. We will principally depend on the business contacts of our executive officers. There are no assurances that our approach will be successful.

We may be required to raise additional capital to fully fund our business plan.

Currently, we have no revenue-generating activities. The purpose of this offering is to raise an initial $1,235,000 towards the promotion, print and advertising (P&A), marketing and distribution of the Film. Even if the Company raises the maximum offering amount, it may need to seek alternative financing, which may not be available or may not be available on terms available to the company or investors, or the Company will be required to reduce its P&A budget.

Additional capital may not be available at such times or in amounts as needed by us. Even if capital is available, it might be available only on unfavorable terms. Any additional equity or debt financing into which we enter could be dilutive to our then existing members. Any future debt financing into which we enter may impose covenants upon us that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our equity, make certain investments and engage in certain merger, consolidation or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our members. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our scripts and manuscripts, or grant licenses on terms that are not favorable to us. If access to sufficient capital is not available as and when needed, our business will be materially impaired and we may be required to cease operations, curtail the acquisition, recycling or marketing of scripts and manuscripts, or we may be required to significantly reduce expenses, sell assets, seek a merger or joint venture partner, file for protection from creditors or liquidate all our assets.

Budget overruns may adversely affect the Company's business.

Actual P&A and distribution costs may exceed our budget, sometimes significantly. If the Film incurs substantial budget overruns, the Company may have to seek additional financing from outside sources to complete P&A and distribution of the Film. No assurance can be given as to the availability of such financing on terms acceptable to the Company.

Risks Related to the Offering and Lack of Liquidity

If investors successfully seek rescission, we would face severe financial demands that we may not be able to meet.

Our Crowd Revenue Participations have not been registered under the Securities Act of 1933, or the Securities Act, and the revenue participation rights being offered are being offered in reliance upon the exemption provided by Regulation Crowdfunding. We represent that this Form-C-AR does not contain any untrue statements of material fact or omit to state any material fact necessary to make the statements made, in light of all the circumstances under which they are made, not misleading. However, if this representation is inaccurate with respect to a material fact, if this offering fails to qualify for exemption from registration under the federal securities laws pursuant to Regulation CF, or if we fail to register the Crowd Revenue Participations or find an exemption under the securities laws of each state in which we offer the Crowd Revenue Participations, each investor may have the right to rescind their purchase of the Crowd Revenue Participations and to receive back from the Company their purchase price with interest. Such investors, however, may be unable to collect on any judgment, and the cost of obtaining such judgment may outweigh the benefits. If investors successfully seek rescission, we would face severe financial demands we may not be able to meet and it may adversely affect any non-rescinding investors.

You may lose some or all of your initial purchase price for the Crowd Revenue Participations because the Crowd Revenue Participations are highly risky and speculative. Only investors who can bear the loss of their entire purchase price should purchase our Crowd Revenue Participations.

The Crowd Revenue Participations are highly risky and speculative because the Crowd Revenue Participations are only entitled to revenue participation in the revenue generated by the theatrical release of the Film. If the revenues generated by the theatrical release of the Film do not exceed one hundred and twenty percent (120%) of the value of the Crowd Revenue Participations purchased, then holders of the Crowd Revenue Participations will be paid out at less than face value. Crowd Revenue Participations are suitable purchases only for investors of adequate financial means. If you cannot afford to lose all of the money you plan to invest in the Crowd Revenue Participations, you should not purchase the Crowd Revenue Participations.

The Crowd Revenue Participations are not secured by any collateral or guaranteed or insured by any third party.

The Crowd Revenue Participations will not represent an obligation to any other party except the Company. The Crowd Revenue Participations are not secured by any collateral and are not guaranteed or insured by any governmental agency or instrumentality or any third party. As a result, there is no assurance or guarantee that the revenue generated by the Film will be high enough that investors in the Crowd Revenue Participations will earn a return on their investment.

MEMBERS AND OFFICERS

The Company is managed by its Members, who are vested with the company's executive decision-making powers in accordance with the company's Limited Liability Company Agreement dated December 16, 2019. The Members are included in the table below. The Members' responsibilities encompass overseeing the company's strategic direction, managing its affairs, and making significant business decisions. Management decisions generally require the approval of Members holding a majority of the Units, except for certain actions specified in the agreement that necessitate unanimous written approval from all Members.

Officers/Members

Name	Position	Age	Term of Office
Dr. Ming Wang	President	64	September 2019
David Fischer	Chief Operating Office, Secretary and Treasurer	45	September 2019

Dr. Ming Wang, President

Dr. Ming Wang is a member and officer of the Company and is also the founder and president of the Wang Vision Institute which and runs an eye care clinic in Nashville, TN. Dr. Wang has been in business for the past forty years. From 1995 to present. As an eye surgeon and business owner/president he is responsible for caring for his patient's eye needs and running the eye clinic. He holds a B.A. degree in physics from USTC, a PhD degree in Physics and an MD/laser specialization degree from Harvard Medical and MIT.

David Fischer, Chief Operating Office, Secretary and Treasurer

David Fischer is a is a member and officer of the Company. Mr. Fischer has worked in film industry as a producer since 2011. Mr. Fischer has developed and financed feature film projects and has executive produced films in the past decade including the faith-based film FATIMA, released by Picture House, and now streaming on NETFLIX and SWEETWATER, released by Universal Pictures. Mr. Fischer is also the president of St. Paul's Outreach, Inc. from December 2015 to present and oversees a company budget of $15 million. In this position, he is responsible for the sustainability and scalability of evangelization efforts to help college students come alive in their faith on campuses across the country. He holds a B.A. degree in philosophy and theology and a JD from the University of St. Thomas School of Law.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more equity in a class of securities in the company as of the date of this Offering Memorandum, are reflected in the below table:

Name of Beneficial owner	Amount and class of securities held*	Percent of voting power prior to the Offering
Dr. Ming Wang	80 Units	80%
David Fischer	20 Units	20%

* The Company Agreement indicates Dr. Ming Wang as the holder of 90 Units and David Fischer 10 Units, however, an Assignment of Membership Interests subsequently executed on August 23, 2021, assigned 10 Units from Dr. Wang to Mr. Fischer, updating their holdings to 80 Units and 20 Units, respectively.

Capitalization

The following table sets forth all of the currently authorized and outstanding classes of securities of the Company and material terms, if any, of the authorized and outstanding classes of securities of the Company as of the date of this Form-C-AR.

Class of Security	Amount Outstanding	Voting Rights	Other Rights
Membership Units	100	Yes	

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company has a limited operating history. The Company has expended capital in the pre and post production of the Film, which is now complete, and plans to use additional capital and capital from this Offering to conduct marketing of the Film (P&A) leading up to and after its theatrical release.

The financial prospects of our company are presently tied to the forthcoming theatrical release of our feature Film, as outlined in our offering above. Notably, the Crowd Revenue Participations are structured to prioritize investor returns, with repayments set to occur before the company realizes its own revenue from the film's gross receipts. This unique structure underscores the importance of the film's performance as the paramount financial indicator for this offering. As investors are positioned to receive payments from the initial proceeds, the success of the film at the box office directly influences the timeline and extent of investor returns. Consequently, while traditional financial statements provide an overview of our company's fiscal health, they do not entirely capture the specific risks and potential rewards associated with this offering. Investors' returns are primarily contingent upon the film's market reception, underscoring the essentiality of its success for the realization of the offering's objectives. As a result, our operational strategies and financial analysis are intensely focused on maximizing the film's success to ensure we meet our obligations to investors as delineated in the Revenue Participation Agreement.

Financial Information

Please see the attached Reviewed Financial Statements of the Company for the financials of the Company and the notes on those statements.

Results of Operations

Revenues

The Company has no revenues yet because the Film is set to hit theatres on May 24, 2024, however, the Company's financial stability is supported by its Distribution Agreement with Angel expected to begin revenue generation after the release of the Film, and a substantial portion of production costs slated for amortization in the forthcoming year.

Operating Expenses

The Company's expenses in 2023 were $2,369,392 compared to $0 in 2022. The reason for the major increase in 2023 is significantly impacted by a single event—the necessity to write off a bad debt amounting to $2,153,830. The write-off was linked to a loan provided to Sweets Partners I, LLC, where the expected revenue of the project and projected returns fell short, compelling the company to adjust its receivable accounts. By contrast, the previous year, 2022, saw no such operating expenses incurred.

The total operating expenses in 2023 (excluding the bad debt write-off) of $215,562, pertained to advertising and marketing expenses associated with the film's launch. The comparison highlights a year of ramped-up activity as the company transitioned from production to preparation for the film's release, with the 2023 operating expenses entirely dedicated to efforts to market and promote the film.

Liquidity and Capital Resources

The company's cash and cash equivalents decreased from $60,238 at the end of 2022 to $5,169 at the end of 2023. This reduction reflects the Company's investment in the production and marketing phases of the Film. However, liquidity was supplemented by marketable securities, which stood at $2,325,176 in 2023, up from $1,587,193 in 2022, providing a buffer for operational needs.

In 2023, capital resources were strengthened with an influx of $2,250,000 from member contributions. Looking ahead, the Company is actively seeking $1,235,000 through this offering to fund print and advertising (P&A)

expenses for the Film. This capital infusion is critical for driving the Film's commercial success post-release. However, given the dynamic nature of film marketing, the Company may soon need to raise additional capital for P&A activities. The success of the initial fundraising and subsequent P&A efforts will be crucial for the Film's market penetration and revenue generation, ultimately impacting the company's liquidity position and capital resources in the future. It's important to consider that the company's situation is unique in that its operations currently revolve entirely around the production and release of the film. Hence, financials and performance will significantly depend on the film's success post-release.

Trends and Key Factors Affecting Our Performance

The performance and financial success of our feature film are subject to various risks typical of the film industry. Key to our operations is the film's acceptance by the public, a factor which can be unpredictable and significantly influence revenue generated from sales or licensing. Prior to gauging the film's success, we must allocate considerable funds to its marketing, a step necessary yet not necessarily indicative of future popularity or financial returns.

Several variables will determine the film's popularity, some of which we can influence, and others we cannot. Among the controllable factors is the strategic timing of our release to avoid clashes with competing major releases, our marketing efforts to secure brand visibility, and our engagement with desired audience demographics. External factors, less within our control, such as new forms of entertainment vying for the same audience attention and the unpredictable shifts in consumer preferences, also play a significant role. Our revenue prospects are built on the assumption of the film's success; however, should our content not resonate as expected with consumers and distributors, we may experience a decline in revenue or a shortfall in the growth we project. This underscores the sector's inherent volatility and the importance of film performance in the context of this investment opportunity.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Affiliated Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any member or officer of the Company, any person who is the beneficial owner of 10% or more of the Company's outstanding equity securities, and any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Notes Receivable from Member

The Company has notes receivable from a member which do not have a due date. The notes bear interest at rates between 1.17% and 3.98%. Accrued interest receivable on the notes was $27,342 and $13,351 as of December 31, 2023 and 2022, respectively. In February 2024 the Company advanced an additional $100,000 to the member and received a note receivable bearing interest at 4.18%.

Wholly Owned Subsidiary

We created Sight, LLC., a Minnesota limited liability company and wholly-owned subsidiary of the Company, on November 18, 2019. Sight, LLC was formed to handle all production activities related to the Film. Financials for Sight, LLC are included in the Company's consolidated financials.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *David Fischer*
_____

(Signature)

David Fischer
_____

(Name)

Chief Operating Officer
_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *David Fischer*
_____

(Signature)

David Fischer
_____

(Name)

Chief Operating Officer
_____

(Title)